UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-32875
A. Full title of the plan and the address of the plan if different from that of the issuer named below:
Burger King Savings Plan
B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

Burger King Savings Plan Financial Statements as of and for the Years Ended December 31, 2007 and 2006, and Supplemental Schedule as of December 31, 2007, and Reports of Independent Registered Public Accounting Firms

BURGER KING SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	11
EX-23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
Benefits and Investment Committee
Burger King Corporation:
We have audited the accompanying statements of net assets available for benefits of the Burger King Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Cherry, Bekaert & Holland, L.L.P.
West Palm Beach, Florida
June 27, 2008

BURGER KING SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Interest in mutual funds	$63,163,656	$67,542,103
Interest in collective trusts	62,136,273	49,536,428
Interest in other investments	179,701	192,522
Burger King Holdings, Inc. common stock	216,408	—
Participant loans	4,299,666	3,618,928

Total investments	129,995,704	120,889,981

Receivables:
Employer contributions	176,469	175,101
Participant contributions	234,159	219,618
Accrued interest	635	—

Total receivables	411,263	394,719

Cash	30,074	—

Net assets available for benefits at fair value	$130,437,041	$121,284,700

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	389,422	—

Net assets available for benefits	$130,826,463	$121,284,700

See accompanying notes to financial statements

BURGER KING SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$9,287,577	$14,762,679
Dividends	—	2,620
Interest	282,492	196,240

Net investment income	9,570,069	14,961,539

Contributions:
Participant rollover	416,966	229,687
Employer	5,027,074	7,574,320
Participant	7,553,574	7,212,446

Total contributions	12,997,614	15,016,453

Total additions	22,567,683	29,977,992

Deductions from net assets attributed to:
Benefits paid to participants	12,973,306	13,149,912
Administrative expenses	52,614	—

Total deductions	13,025,920	13,149,912

Net increase	9,541,763	16,828,080

Net assets available for benefits, beginning of year	121,284,700	104,456,620

Net assets available for benefits, end of year	$130,826,463	$121,284,700

See accompanying notes to financial statements

Note 1 — Description of the Plan
The following description of the Burger King Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. A copy of the Plan was filed as Exhibit 10.40 to the registration statement on form S-8 (File No. 333-144592) filed on July 16, 2007 with the Securities and Exchange Commission.
The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Merrill Lynch Bank & Trust Company, FSB, Minneapolis, Minnesota, is the trustee of the Plan (the Trustee) effective July 1, 2007. Wachovia Bank, NA was appointed trustee of the plan for the period April 1, 2007 through June 30, 2007. Prior to April 1, 2007, Ameriprise Trust Company was the trustee of the Plan.
The Plan was adopted on October 1, 1990 by the board of directors of Burger King Corporation (the Company, Plan Administrator and Sponsor) under Section 401(k) of the Internal Revenue Code (the Code). Eligible employees of the Company may elect to contribute a percentage of their pretax annual compensation. These contributions are tax deferred within the meaning of Section 401(k) of the Code. Earnings from these contributions accumulate in the Plan free of tax. At the inception of the Plan, participant accounts of all employees of the Sponsor participating in the Pillsbury Savings Plan (the Pillsbury Plan) were transferred into the Plan effective October 1, 1990.
Effective December 31, 2005 all benefits accrued under the Burger King Retirement Plan were frozen at the benefit level attained on that date. The Company approved a distribution totaling $6 million on behalf of those participants who were affected by the curtailment of the Retirement Plan. Approximately $2 million of the distribution was allocated to plan participants affected by the Retirement Plan curtailment who participate in the Savings Plan. The Savings Plan could not legally accept the funds at December 31, 2005 as the contribution was not allowed by the Plan provisions. The Plan was amended on January 1, 2006 to be able to accept the $2M contribution (special transition contributions). The contribution was received by the Plan on February 10, 2006.
Effective January 1, 2006, the Plan was amended to convert the Plan to a Safe Harbor Plan, to provide for catch-up contributions by participants who have attained age 50 before the close of the plan year, to satisfy the alternative methods of meeting nondiscrimination requirements, to provide additional financial needs for hardship withdrawals and redefine employer matching contributions.
Effective July 20, 2007, the Plan was amended to permit participants to invest a portion of their contributions in the common stock of Burger King Holdings, Inc., the parent of the Company (“Employer Stock”), subject to certain limitations. Participants may invest no more than 10% of their contributions and the Company’s matching contributions in Employer Stock.
(a) Eligibility and Participation
Participation in the Plan is voluntary. Under the Plan, those eligible to participate are all employees who are age 21 or older and have completed 1,000 hours of service during a 12-month period ending on the first anniversary of date of hire or subsequent calendar years, who are not leased employees, who are not members of a collective bargaining unit, and who are not temporary employees. Once these requirements are met, employees who enroll in the Plan will be eligible to participate on the first day of the month following the date on which they became eligible.

Note 1 — Description of the Plan (continued)
Employees of the Company who were participants in the Pillsbury Plan immediately preceding October 1, 1990 and whose Pillsbury Plan account balances were transferred to the Plan were automatically enrolled as participants in the Plan as of October 1, 1990.
Each employee may participate simultaneously in more than one fund. Participation in each fund, by number of employees at December 31, 2007 and 2006, was as follows:

	2007	2006
PIMCO Total Return Bond Fund	78	—
Alliance Bernstein Small/Mid Cap Value Fund	150	—
Calvert Large Growth Fund	114	—
Davis New York Venture Fund	955	—
Columbia Acorn USA Fund	688	—
RVS Large Cap Equity Fund	—	936
AIM Basic Balanced Fund	—	774
Janus Overseas Fund	857	740
Baron Asset Fund	—	667
Burger King Holdings, Inc.	108	—
Burger King Self-Directed Fund	3	5
Merrill Lynch Equity Index Trust	650	—
Retirement Preservation Fund	3,807	—
Manning & Napier Retirement Target 2020	710	—
Manning & Napier Retirement Target 2030	32	—
Manning & Napier Retirement Target 2040	26	—
RVST Income Fund II	—	5,229
RVST Equity Index Fund II	—	613
Loans to participants	662	867
(b) Contributions
A participant can elect to contribute up to 50% of their compensation (base pay plus overtime, including sick leave, vacation, and holiday pay) to the Plan (the basic contribution). However, highly compensated employees contribution amounts may be limited in order to comply with IRS regulations. The participants’ basic contributions cannot exceed $15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively.
Prior to January 1, 2006, the Company matched 100% of the first 1% of director and officer compensation, not to exceed $1,000. The Company matched 50% of the first 4% of compensation for salaried employees who were 40 years of age or older on June 30, 2001, and elected to continue their participation in the Burger King Retirement Plan. For each hourly employee and salaried employee who was under age 40 at June 30, 2001 or was 40 years of age or older on June 30, 2001 and elected to freeze benefit accrual under the Burger King Retirement Plan, the Company matched 100% of the first 6% of compensation. The Plan was amended effective January 1, 2006 whereby

Note 1 — Description of the Plan (continued)
the Company matches 100% of the first 6% of compensation which has been contributed by a participant. In addition, participants may roll over to the Plan eligible distributions which they received from the qualified pension plans of previous employers.
The Company may also make a non-elective contribution to the Plan for any Plan year. Non-elective contributions may be made on behalf of all participants or on behalf of non-highly compensated employees only, and shall be allocated to the participants based on compensation.
The Company may also make special transition contributions effective with the plan amendment as of January 1, 2006. Special transition contributions are allocated in a manner determined by the Company’s compensation committee. Special transition contributions are not available for participant loans.
Participants are fully vested in their basic contributions. A participant’s interest in matching contributions prior to the 2006 Plan year vest at a rate of 20% per year of continuous service with 100% vesting after five years. A participant’s interest in non-elective contributions vests after 5 years of continuous service. However, if a participant’s service is terminated due to retirement, disability, or death, the matching contributions are deemed to be fully vested.
Any non-vested portion of matching contributions credited to the accounts of participants who withdraw prior to becoming fully vested is forfeited and used by the Company to reduce future matching contributions. The Company utilized $466,582 and $253,208 of forfeitures to reduce its matching contribution for the years ended December 31, 2007 and 2006 respectively. The amount of unutilized forfeitures was $303,195 and $468,641 for the years ended December 31, 2007 and 2006, respectively.
(c) Payment of Benefits
Upon an employee’s termination of service, the Plan provides for a lump-sum distribution or installment payments equal to the total value of the participant’s basic contribution account and predecessor plan account, if any, and the vested portion of his/her matching contribution account.
Note 2 — Summary of Significant Accounting Policies
(a) General
Plan assets held under the Burger King Savings Plan are not subject to any outside liens, pledges, or other security interests. The trustee does not insure any Plan assets.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The investment contracts are among the underlying assets held in the collective trust Retirement Preservation Fund.
(b) Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. Investments are carried at fair value. Unrealized appreciation (depreciation) resulting from changes in fair value and unit value are included in investment income. Purchases and sales of securities are recorded on the trade date.

Note 2 — Summary of Significant Accounting Policies (continued)
(c) Valuation of Investments
Investments are stated at fair value based on quoted market prices with the exception of Merrill Lynch Equity Index Trust, Manning & Napier Retirement Target 2020, Manning & Napier Retirement Target 2030, Manning & Napier Retirement Target 2040, Retirement Preservation Fund, RVST Income Fund II and RVST Equity Index Fund II. The value of these investments is determined each business day by dividing the fair value of the fund’s assets by the number of fund units outstanding on that date. The result of this calculation is the Fund’s net asset value (NAV). Participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
(d) Administrative Expenses
Certain administrative expenses of the Plan are paid by the Sponsor and are thus not treated as deductions from net assets.
(e) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual amounts could differ from those estimates.
(f) Plan Risks and Concentrations
The Plan and the Plan assets are sensitive to economic pressures prevalent in the investment market. The pressures primarily stem from interest rates and their effect on bond rates, mortgage rates, the value of real estate, stock prices, credit risk and the overall stability of the market. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. Certain Plan investments are shares of mutual funds managed by the trustee.
Change in the trustee’s management may affect operating results of the funds adversely. Additionally, the financial position of the plan Sponsor may have a significant impact on the Plan. Specifically, this includes the ability of the plan administrator to continue to make contributions under the matching program and/or the stability of the Company’s operations. Other external factors which may affect the Plan and the Plan assets include legislation or regulations established by the Internal Revenue Service, ERISA, and/or the U.S. Department of Labor.
Note 3 — Investments
Contributions remitted to the trustee are credited to participants’ accounts as part of the trust fund under the Plan. The trust fund is invested by the trustee pursuant to the provisions of a trust agreement and direction from the participants. A participant may change his/her fund designations daily as to investment of future contributions. A participant may also, at such times during each Plan year as the Burger King Benefits and Investment Committee (the Committee) may designate, at its sole discretion (currently on a daily basis), elect to liquidate all or part of the balances in one or more investment funds and transfer the proceeds into one or more of the other available investments funds.

Note 3 – Investments (continued)
Investments in any of the investment funds are made at the sole discretion of the participant.
The following table represents the fair value of investments as of December 31, 2007 and 2006:

	2007	2006
Investments at fair value as determined by quoted market price:
Mutual fund — PIMCO Total Return Bond Fund	$1,598,483	$—
Mutual fund — Alliance Bernstein Small/Mid Cap Value Fund	905,654	—
Mutual fund — Calvert Large Growth Fund	794,122	—
Mutual fund — Davis New York Venture Fund*	24,174,695	—
Mutual fund — Columbia Acorn USA Fund*	9,623,601	—
Mutual fund — RVS Large Cap Equity Fund**	—	26,544,114
Mutual fund — AIM Basic Balanced Fund**	—	11,747,857
Mutual fund — Janus Overseas Fund*,**	26,067,102	18,615,756
Mutual fund — Baron Asset Fund**	—	10,634,376
*** Common stock — Burger King Holdings, Inc.	216,408	—
*** Brokerage account — Burger King Self-Directed Fund	179,701	192,522

	63,559,766	67,734,625

Investments at estimated fair value:
*** Collective trust — Merrill Lynch Equity Index Trust*	8,608,604	—
*** Collective trust — Retirement Preservation Fund*	42,118,483	—
Collective trust — Manning & Napier Retirement Target 2020*	11,192,853	—
Collective trust — Manning & Napier Retirement Target 2030	152,312	—
Collective trust — Manning & Napier Retirement Target 2040	64,020	—
Collective trust — RVST Income Fund II**	—	41,453,611
Collective trust — RVST Equity Index Fund II**	—	8,082,817
Loans to participants	4,299,666	3,618,928

	66,435,938	53,155,356

Total investments at fair value	$129,995,704	$120,889,981

*	Represents greater than 5% of the Plan’s net assets as of December 31, 2007.

**	Represents greater than 5% of the Plan’s net assets as of December 31, 2006.

***	Related Party

Note 3 – Investments (continued)
The following summarizes the net appreciation (depreciation) (including gains and losses on investments bought and sold as well as held during the year) of investments for the years ended December 31, 2007 and 2006:

	2007	2006
Investments at fair value as determined by quoted market price:
Mutual fund — PIMCO Total Return Bond Fund	$70,654	$—
Mutual fund — Alliance Bernstein Small/Mid Cap Value Fund	(54,599)	—
Mutual fund — Calvert Large Growth Fund	9,963	—
Mutual fund — Davis New York Venture Fund*	(850,852)	—
Mutual fund — Columbia Acorn USA Fund*	(720,638)	—
Mutual fund — RVS Large Cap Equity Fund	1,602,473	2,688,776
Mutual fund — RVS New Dimensions Fund	—	1,013,639
Mutual fund — AIM Basic Balanced Fund	680,118	1,129,908
Mutual fund — Janus Overseas Fund	5,282,576	5,721,078
Mutual fund — Baron Asset Fund	926,258	1,322,224
Burger King Holdings, Inc.	26,113	—
Burger King Self-Directed Fund	28,405	102,988

	7,000,471	11,978,613

Investments at estimated fair value:
Collective trust — Merrill Lynch Equity Index Trust	(210,757)	—
Collective trust — Retirement Preservation Fund	1,022,290	—
Collective trust — Manning & Napier Retirement Target 2020	(31,041)	—
Collective trust — Manning & Napier Retirement Target 2030	(3,296)	—
Collective trust — Manning & Napier Retirement Target 2040	(1,082)	—
Collective trust — RVST Income Fund II	939,467	1,706,173
Collective trust — RVST Equity Index Fund II	571,525	1,077,893

	2,287,106	2,784,066

	$9,287,577	$14,762,679

Note 4 — Withdrawals and Loans
Participants in the Plan may borrow up to the lesser of 50% of their vested account balance or $50,000. They are allowed a maximum of two outstanding loans and the minimum amount of any loan is $1,000. Participant loans bear a reasonable rate of interest, as determined by the plan administrator; have a term of no more than five years, unless for the purchases of a principal residence, which loans have a 20-year limit; and require at least monthly principal and interest payments.
Participants may withdraw a portion of their contributions upon demonstrating a financial hardship and must also be incapable of receiving a loan from the Plan.
Loans in default are deemed distributions in accordance with the Plan document. If on a participant’s settlement date any loan or portion of a loan, together with accrued interest thereon, remains unpaid, the participant will be notified that payment of the unpaid loan balance plus interest thereon is due. If such payment is not made within 60 days from receipt of such notice, an amount equal to such loan or part thereof, together with accrued interest thereon, shall be charged to the participant’s accounts after all other adjustments required under the Plan, but before any distribution.
Note 5 — Related-Party Transactions
Certain Plan investments are shares of funds managed by Merrill Lynch Trust Company, FSB. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. In addition the Plan was amended July 20, 2007 to allow participants to invest in the common stock of Burger King Holdings, Inc., the parent of the Company. These transactions also qualify as party-in-interest.
Note 6 — Federal Income Tax Status
The Internal Revenue Service has issued a favorable determination letter dated July 23, 2003, indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code), and that the trust established therewith is exempt from federal income tax under Section 501(a) of the Code. The plan administrator believes that the Plan continues to operate as designed and the related trust continues to be exempt from federal income tax.
Participants are not taxed currently on the contributions to the Plan or on income earned by the Plan. Distributions of benefits to participants, their estates or beneficiaries, generally are subject to income tax at the time of distribution. The rate and amount of the tax will depend on the method and form of the distributions, the employee’s age, length of service, and status when distribution is made.
Note 7 — Plan Termination
While the Sponsor has not expressed any intent to do so, it has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts including match contributions from the Plan Administrator.

BURGER KING SAVINGS PLAN
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
EIN: 59-0787929, PN: 003
December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower,	Description of		Current
	lessor, or similar party	investment	Cost	value
*	Retirement Preservation Fund	Collective trust	$41,564,736	$42,118,483
*	Merrill Lunch Equity Index Trust	Collective trust	8,803,876	8,608,604
	Manning & Napier Retirement Target 2020	Collective trust	11,218,910	11,192,853
	Manning & Napier Retirement Target 2030	Collective trust	155,740	152,312
	Manning & Napier Retirement Target 2040	Collective trust	64,977	64,020
	PIMCO Total Return Bond Fund	Mutual fund	1,559,740	1,598,483
	Alliance Bernstein Small/Mid Cap Value Fund	Mutual fund	1,027,559	905,654
	Calvert Large Growth Fund	Mutual fund	791,775	794,122
	Davis New York Venture Fund	Mutual fund	25,272,874	24,174,695
	Janus Overseas Fund	Mutual fund	25,930,088	26,067,102
	Columbia Acorn USA Fund	Mutual fund	10,722,951	9,623,601
*	Burger King Holdings, Inc.	Common Stock	191,084	216,408
*	Burger King Self-Directed Fund	Stocks	N/A	179,701
	Participant loans	Interest 4% to 8.25% maturities through 2024	—	4,299,666

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			389,422

				$130,385,126

*	Party in interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
BURGER KING SAVINGS PLAN
BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS, BURGER KING CORPORATION
PLAN ADMINISTRATOR

Date: June 30, 2008	By:	/s/ Susan Kunreuther
	Name:	Susan Kunreuther
	Title:	VP, Total Rewards